Exhibit 4.16

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Marriott Vacations Worldwide Corporation has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

The following is a description of the material terms and provisions of our capital stock. It may not contain all the information that is important to you. You can access complete information by referring to our Restated Certificate of Incorporation, as amended (the “Charter”), and our Restated Bylaws, as amended (the “Bylaws”), copies of which are incorporated by reference as Exhibits 3.1 and 3.2, respectively, to this Annual Report on Form 10-K, and certain provisions of Delaware law. References to the “Company,” “we,” “us” and “our” refer to Marriott Vacations Worldwide Corporation.

Authorized Capital Stock

Under our Charter, we have authority to issue 100,000,000 shares of our common stock, par value $0.01 per share, and 2,000,000 shares of our preferred stock, par value $0.01 per share.

Common Stock

Dividend Rights. Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock are entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors (the “Board”).

Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters on which shareholders are generally entitled to vote. Our Charter does not provide for cumulative voting in the election of directors.

Liquidation. If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in our assets legally available for distribution to shareholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.

Other Rights. All of our outstanding shares of common stock are fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Anti-Takeover Effects of Provisions of Our Charter and Bylaws

Our Charter, our Bylaws and Delaware statutory law contain provisions that could make acquisition of our Company by means of a tender offer, a proxy contest or otherwise more difficult. These provisions may discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description set forth below is only a summary and is qualified in its entirety by reference to our Charter and Bylaws.

Classified Board of Directors. Our Charter provides for a classified board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year our shareholders elect one class of our directors.

We believe that a classified board structure facilitates continuity and stability of leadership and policy by helping ensure that, at any given time, a majority of our directors have prior experience as directors of our Company and are familiar with our business and operations. In our view, this permits more effective long-term planning and helps create long-term value for our shareholders. The classified board structure, however, could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our Board until the second annual shareholders’ meeting following the date that party obtains control of a majority of our voting stock. The classified board structure may discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, as the structure makes it more difficult for a shareholder to replace a majority of our directors.

Number of Directors; Filling Vacancies; Removal. Our Bylaws provide that our business and affairs are managed by our Board. Our Charter and Bylaws provide that the Board consists of such number of directors as is determined by a resolution adopted by the majority of directors then in office. In addition, our Charter provides that any board vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office and entitled to vote, even though that may be less than a quorum of the Board. Our Charter and Bylaws also provide that any director, or the entire Board, may be removed from office at any time, with cause, only by the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting as a single class. These provisions prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Notwithstanding the foregoing, our Charter and Bylaws provide that whenever the holders of any class or series of our preferred stock have the right to elect additional directors under specified circumstances, the election, removal, term of office, filling of vacancies and other features of such directorships are governed by the terms of the applicable certificate of designation.

Special Meetings. Our Charter and Bylaws provide that, subject to the rights of any class or series of our preferred stock, special meetings of the shareholders may only be called by the Board or the Chairman of the Board with the concurrence of a majority of the entire Board. These provisions make it more difficult for shareholders to take action opposed by our Board.

No Shareholder Action by Written Consent. Our Charter requires that all actions to be taken by shareholders must be taken at a duly called annual or special meeting, and shareholders are not permitted to act by written consent. These provisions make it more difficult for shareholders to take action opposed by our Board.

Approval of Reorganization, Merger or Consolidation. Our Charter requires the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors, voting as a single class, for the approval of any proposal for our Company to merge or consolidate with any other entity where a vote is otherwise required by law, or sell, lease or exchange substantially all of its assets or business.

Amendments to Our Charter and Bylaws. Our Charter provides that, notwithstanding any other provision of our Charter, the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors, voting as a single class, are required to: (1) amend or repeal, or adopt any provision inconsistent with, the provisions in our Charter relating to the number, classification, term and election of directors; the removal of directors; shareholder action by written consent; shareholders’ ability to call special meetings; approval of a merger, consolidation or sale of substantially all of our assets; and (2) amend, adopt or repeal any provision of our Bylaws. These provisions make it more difficult for shareholders to make changes to our Charter and Bylaws that are opposed by our Board.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals. Our Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election to the Board or to bring other business before an annual shareholders’ meeting (the “Notice Procedures”).

Subject to the terms of any class or series of our preferred stock, our Notice Procedures provide that nominations for election to the Board or the proposal of business other than such nominations may be made (1) pursuant to our notice of meeting, (2) by or at the direction of our Board or (3) by any shareholder of record (a “Record Shareholder”) who has complied with the Notice Procedures at the time such shareholder delivers the notice required by the Notice Procedures. Under the Notice Procedures, a Record Shareholder’s director nomination is not timely unless such Record Shareholder delivers written notice to our corporate secretary of such Record Shareholder’s nomination or intent to nominate at our principal executive offices not later than close of business on the 90th day nor earlier than the close of business on the 120th day before the one-year anniversary of the prior year’s annual meeting; provided that if no annual meeting was held in the preceding year, if the annual meeting is convened more than 30 days before or delayed by more than 70 days after the one-year anniversary of the prior year’s annual meeting, or if directors are being nominated at a special meeting, notice is timely if delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the 90th day prior to such meeting or the tenth day following the date on which we first make a public announcement of such meeting. These provisions do not apply if a shareholder has notified us of his or her intention to present a shareholder proposal at an annual or special shareholders’ meeting under and in compliance with Rule 14a-8 under the Exchange Act and we have included such proposal in our proxy materials.

Under the Notice Procedures, a shareholder’s notice proposing to nominate a person for election as a director or to bring other business before an annual shareholders’ meeting must contain certain information, as set forth in our Bylaws. Only persons nominated in accordance with the Notice Procedures are eligible to serve as directors and only such business that has been brought before the meeting in accordance with these Notice Procedures will be conducted at an annual shareholders’ meeting.

By requiring advance notice of nominations by shareholders, the Notice Procedures afford our Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by our Board, to inform shareholders about such qualifications. By requiring advance notice of other proposed business, the Notice Procedures also provide an orderly procedure for conducting annual meetings of shareholders and, to the extent deemed necessary or desirable by our Board, provide our Board with an opportunity to inform shareholders of any business proposed for such meetings and make recommendations on action to be taken on such business, so that shareholders can better decide whether to attend the meeting or to grant a proxy for the disposition of any such business.

Contests for the election of directors or the consideration of shareholder proposals are precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposals.

Our Preferred Stock. Our Charter authorizes our Board to provide for series of our preferred stock and, for each such series, to fix the number of shares and designation, and any voting powers, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions.

We believe that our Board’s ability to issue preferred stock provides us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of common stock, are available for issuance without further shareholder action, unless applicable law or applicable stock exchange or automated stock quotation system rules require such action.

Although our Board has no present intention of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our Board bases any determination on issuing such shares on its judgment as to the best interests of the Company and our shareholders. Our Board, in so acting, could issue preferred stock that has terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our Board, even if a majority of our shareholders believes such a transaction is in the shareholders’ best interests and even if shareholders might receive a premium over the then-current market price for their stock.

Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law (the “DGCL”) provides that, subject to certain specified exceptions, a corporation may not engage in any “business combination” with any “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder unless (1) before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (3) on or after such time, both the board of directors of the corporation and at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested shareholder approves the business combination. Section 203 of the DGCL generally defines an “interested shareholder” to include (x) any person that owns 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and owned 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Section 203 of the DGCL generally defines a “business combination” to include (1) mergers and sales or other dispositions of 10 percent or more of the corporation’s assets with or to an interested shareholder, (2) certain transactions resulting in the issuance or transfer to the interested shareholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would increase the proportionate share of the stock of the corporation or its subsidiaries owned by the interested shareholder and (4) receipt by the interested shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges, or other financial benefits.

Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or shareholder-adopted bylaws may exclude a corporation from the restrictions imposed under Section 203. Neither our Charter nor our Bylaws exclude the Company from the restrictions imposed under Section 203 of the DGCL. We anticipate that Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board since the shareholder approval requirement would not be applicable if our Board approves, prior to the time the shareholder becomes an interested shareholder, either the business combination or the transaction which results in the shareholder becoming an interested shareholder.

Exclusive Jurisdiction of Certain Actions

Our Charter provides that, unless we consent in writing to an alternative forum, the exclusive forum for derivative actions brought on behalf of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions will be the Court of Chancery of the State of Delaware.

Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive jurisdiction provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the exclusive jurisdiction provision contained in our Charter to be inapplicable or unenforceable in such action.

4